As filed with the Securities and Exchange Commission on August 26, 1997
                   Registration No. 333-79420

========================================================================




                   SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D. C. 20549

                       -----------------------

                    Post-effective Amendment No. 1 to
                               FORM S-8
                         REGISTRATION STATEMENT
                     UNDER THE SECURITIES ACT OF 1933

                       -----------------------

                        E-Z SERVE CORPORATION
      (Exact name of registrant as specified in its charter)

                Delaware                       75-2168773
    (State or other jurisdiction of         (I.R.S. Employer
     incorporation or organization)        Identification No.)

       2550 North Loop West, Suite 600              77092
               Houston, Texas                     (Zip Code)
  (Address of Principal Executive Offices)

                        E-Z SERVE CORPORATION
            AMENDED AND RESTATED 1994 STOCK OPTION PLAN
                      (Full title of the Plan)

                           John T. Miller
    Senior Vice President, Chief Financial Officer and Secretary
                        E-Z Serve Corporation
                  2550 North Loop West, Suite 600
                        Houston, Texas 77092
              (Name and address of agent for service)

                            (713) 684-4300
    (Telephone number, including area code, of agent for service)

                    ---------------------------

                          With copies to:
                    Bracewell & Patterson, L.L.P.
                     711 Louisiana, Suite 2900
                       Houston, Texas 77002
                     Attention:  John L. Keffer

                    ---------------------------

                   Exhibit index located on page 11

                   CALCULATION OF REGISTRATION FEE

========================================================================

                                     Proposed   Proposed
                                     maximum    maximum
                                     offering   aggregate   Amount of
Title of Securities  Amount to be    price per  offering   registration
 to be registered    registered (1)  unit (2)   price (2)     fee
-----------------------------------------------------------------------

  Common Stock,         1,250,000     $.7135    $891,875    $270.27
  $.01 par value          shares
-----------------------------------------------------------------------

(1) This Registration Statement shall also include any additional shares of Common Stock issuable pursuant to the antidilution provisions of the Plan.

(2) Estimated, pursuant to Rule 457(h), solely for the purpose of calculating the registration fee as follows:

     (i) the filing fee for the 150,000 shares not presently under option was calculated by reference to the average of the high and low sales prices as reported on the American Stock Exchange on August 22, 1997, which was $.8125 per share, for a total maximum offering price for such 150,000 shares of $121,875.

     (ii) the filing fee for the 1,100,000 shares presently under option was calculated by reference to the average price per share at which each share under option is exercisable, $0.70, for a total maximum offering price for such 1,100,000 shares of $770,000.

                           EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form S-8 (Registration No. 33-79420) (the "Registration Statement") of E-Z Serve Corporation (the "Company") registers 1,250,000 additional shares of the common stock, par value $0.01 per share ("Common Stock") of the Company that may be issued pursuant to the exercise of options issued or to be issued under the Company's Amended and Restated 1994 Stock Option Plan (the "Plan").

The Registration Statement with respect to the Common Stock and relating to the Plan was filed with the Securities and Exchange Commission on May 27, 1994 and is effective as of the date hereof. Pursuant to Instruction E to Form S-8, the contents of the Registration Statement are incorporated herein by reference.

There is no information required in this registration statement that is not in the registration statement referenced above. This registration statement is filed solely to register additional securities of the same class as the securities registered pursuant to the effective registration statement referenced above relating to an employee benefit plan.

The Reoffer Prospectus which is filed as a part of this Post-Effective Amendment to the Registration Statement has been prepared in accordance with the requirements of Part I of Form S-3 and may be used for reoffers or resales of certain shares of Common Stock of the Company defined as "control securities" under Instruction C to Form S-8 acquired by "affiliates" (as such term is defined in Rule 405 of the General Rules and Regulations under the Securities Act of 1933, as amended) pursuant to the exercise of options under the Plan.

REOFFER PROSPECTUS
------------------

                          E-Z SERVE CORPORATION
                   5,550,000 SHARES OF COMMON STOCK


This Reoffer Prospectus (the "Prospectus") is being used in connection with the offering by certain selling stockholders (the "Selling Stockholders") of E-Z Serve Corporation (the "Company") who may be deemed "affiliates" of the Company (as such term is defined in Section 405 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Securities Act")), of shares of common stock, par value $.01 per share (the "Common Stock"), of the Company, which may be acquired by them and are available to be resold by them pursuant to the Company's Amended and Restated 1994 Stock Option Plan (the "Plan").

The Selling Stockholders may offer to sell the Common Stock covered by this Prospectus, from time to time, in one or more transactions, at prices and upon terms then obtainable on the American Stock Exchange, in negotiated transactions, in a combination of any such methods of sale, or otherwise.

The Company will not receive any of the proceeds from the sale of the Common Stock. All expenses of registration incurred in connection with this offering are being borne by the Company, but all brokerage commissions and other expenses incurred by individual Selling
Stockholders will be borne by such Selling Stockholders.

The Common Stock is listed on the American Stock Exchange under the trading symbol "EZS" and closed on August 22, 1997 at a price of $.8125 per share.

FOR INFORMATION CONCERNING THE RISK FACTORS, SEE THE "RISK FACTORS" SECTION AT PAGE 3.

                     ---------------------


     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
        THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
          SECURITIES COMMISSION NOR HAS THE COMMISSION OR
          ANY STATE SECURITIES COMMISSION PASSED UPON THE
              ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
                ANY REPRESENTATION TO THE CONTRARY
                     IS A CRIMINAL OFFENSE.

                     ---------------------

       The date of this Reoffer Prospectus is August 26, 1997.

                     TABLE OF CONTENTS

                                                           Page

RISK FACTORS . . . . . . . . . . . . . . . . . . . . . . . . 4

AVAILABLE INFORMATION. . . . . . . . . . . . . . . . . . . . 6

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE. . . . . . . 6

GENERAL. . . . . . . . . . . . . . . . . . . . . . . . . . . 7

USE OF PROCEEDS. . . . . . . . . . . . . . . . . . . . . . . 7

SELLING STOCKHOLDERS . . . . . . . . . . . . . . . . . . . . 8

PLAN OF DISTRIBUTION . . . . . . . . . . . . . . . . . . . . 9

LEGAL MATTERS. . . . . . . . . . . . . . . . . . . . . . . . 9

EXPERTS. . . . . . . . . . . . . . . . . . . . . . . . . . . 9

                          RISK FACTORS

    Prospective investors should consider carefully the following risk factors in addition to the other information contained in this Prospectus in evaluating an investment in the Common Stock.

Highly Competitive Industry

    The convenience store industry is highly competitive. The performance of individual stores can be affected by changes in traffic patterns and the type, number and location of competing stores. The Company presently competes with other convenience stores, service stations of large integrated gasoline companies, supermarkets, neighborhood grocery stores, independent gasoline service stations, fast food stores and other similar retail outlets, some of which are well-recognized national or regional retail chains. Some of the Company's competitors are larger and have greater financial resources than the Company. Key competitive factors include site location, name recognition, customer service, customer loyalty, promotions, pricing, product mix and presentation and advertising. In addition, factors such as increased labor and benefit costs and a shortage in the availability of experienced management and hourly employees may adversely affect the results of the Company's stores.

Dependence on Motor Fuel and Tobacco Sales

    Motor fuel sales are very price competitive. Motor fuel profit margins have a significant impact on the Company's earnings, as motor fuel revenues accounted for approximately 62% of the Company's total revenues and approximately 34% of gross profit in fiscal 1996 and 59% and 29%, respectively, in the six months ended June 29, 1997. Motor fuel profit margins are often influenced by factors beyond the Company's control, such as volatility in the wholesale market, and are continually influenced by world events as well as competition in each local market area. The inherent volatility of motor fuel profit margins will affect the Company's results of operations.

    Tobacco sales accounted for approximately 9% of the Company's total revenues and approximately 12% of gross profit in fiscal 1996 and approximately 8% of the Company's total revenues and approximately 10% of gross profit in the six months ended June 29, 1997. National and local campaigns to discourage smoking in the United States and litigation against the tobacco industry and the proposed settlement may have a material, adverse impact on tobacco sales and there can be no assurance that past sales levels can be maintained.

Environmental Compliance

    As of June 29, 1997, the Company operated approximately 1,998 underground storage tanks ("USTs") that are used for storage of gasoline. The ownership and operation of USTs is subject to federal, state and local laws and regulations relating to maintenance, handling, disposal, upgrading and remediation. Federal regulations require that all USTs be upgraded to meet certain standards by December 22, 1998, and some state regulatory programs may have more stringent timetables for UST upgrading. As of June 29, 1997, the Company was in complete compliance with leak detection standards and 70% completed with tank upgrade requirements. The Company estimates that the total future cost of performing remediation on contaminated sites will be approximately

$24,289,000, of which approximately $22,394,000 is expected to be reimbursed by state trust funds. Also, the Company anticipates incurring approximately $560,000 for the costs of removing USTs at abandoned locations. During 1995, the Company entered into an agreement with an environmental consulting firm whereby the consulting firm assumes responsibility for the cleanup of contaminated sites at approximately 80% of the Company's locations. Under this agreement ("Direct Bill Agreement"), the consulting firm remediates the sites at its cost and files for reimbursement from the state. On April 22, 1997, the Company entered into a new agreement with Environmental Corporation of America ("ECA") whereby ECA replaced the previous environmental consulting firm at all existing contaminated sites with the exception of approximately 25 sites in Florida. Under this new agreement, ECA remediates the sites at its cost and files for reimbursement from the applicable state. The Company incurs no cash costs for these sites, other than the cost of the deductible and the cost to remediate any locations deemed non-qualified for reimbursement by the state. The agreement imposes no liability on the Company in the event that payments from the state trust funds are delayed or denied.

    With the Direct Bill Agreement, assuming full reimbursement by the states to the consulting firm, the future cash cost to the Company for remediating contaminated sites decreases to approximately $1,900,000. At June 29, 1997, for work largely completed prior to the Direct Bill Agreement, the Company had completed the necessary remediation and has reimbursement claims totaling approximately $451,000 with the various states in which it operates.

    The assumptions underlying the cost estimates may not prove accurate, and unanticipated events and circumstances that would affect such costs may occur. Therefore, the actual cost of complying with environmental regulations may vary substantially.

Government Regulation

    The Company is subject to numerous federal, state and local laws, regulations and ordinances. In addition, various federal, state and local legislative and regulatory proposals are made from time to time to, among other things, increase the minimum wage payable to employees and increase taxes on or other costs associated with the retail sale of certain products, such as tobacco products and alcoholic beverages. Changes to such laws, regulations, ordinances or associated enforcement policies may adversely affect the Company's performance by increasing the Company's cost or affecting its sales of certain products.

Dependence on Key Management

    The Company's success will continue to depend to a significant extent on the Company's executive officers identified herein and other key management personnel. The Company has not entered into employment agreements with its executive officers except for Ms. Callahan-Guion. There can be no assurance that the Company will be able to retain its executive officers and key personnel or attract additional qualified management in the future. In addition, future acquisitions by the Company may require the Company to expand its current management, and the success of the Company's operations may depend, in part, on the Company's ability to fill newly created management positions with qualified persons.

                      AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). The Company has furnished and intends to furnish reports to its stockholders, which will include financial statements audited by its independent accountants, and such other reports as it may determine to furnish or as required by law, including Sections 13 and 15(d) of the Exchange Act. Reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, such material can be inspected at the offices of the American Stock Exchange, at 86 Trinity Place, New York, New York 10006. The Commission maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is http://www.sec.gov.

    The Company has filed a registration statement, as amended (the "Registration Statement"), on Form S-8 with respect to the Common Stock offered hereby with the Commission under the Securities Act. This Prospectus, which constitutes part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any agreement, instrument or other documents referred to are not necessarily complete. With respect to each such agreement, instrument or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.


         INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following materials previously filed by the Company with the Commission pursuant to the Exchange Act, are incorporated herein by reference:

    1.  Quarterly Report on Form 10-Q for the fiscal quarter ended
        June 29, 1997.

    2.  Quarterly Report on Form 10-Q for the fiscal quarter ended
        March 30, 1997.

    3.  Current Report on Form 8-K dated January 27, 1997.

    4.  Annual Report on Form 10-K for the fiscal year ended
        December 29, 1996.

    5. Registration Statement on Form 8-A, as filed with the Commission March 12, 1991.

    All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, after the date of this Prospectus and prior to the termination of the offering of the Common Stock, shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such documents.

    Any statement contained in this Prospectus, in a supplement to this Prospectus or in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed supplement to this Prospectus or in any document that is or is deemed to be incorporated by referenced herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    Upon written or oral request to the Company, the Company will provide a copy of each document incorporated by reference in this Prospectus without charge to each person to whom a copy of this Prospectus is delivered. Such copies may be obtained from the principal executive offices of the Company located at 2550 North Loop West, Suite 600, Houston, Texas 77092; telephone number: (713) 684-4300; telecopy number: (713) 684-4367; attention: John T. Miller, Senior Vice
President, Chief Financial Officer and Secretary.


                              GENERAL

    E-Z Serve Corporation, through its wholly-owned subsidiary, E-Z Serve Convenience Stores, Inc., operates and franchises convenience stores, mini marts, and gas marts primarily under the names E-Z Serve, Majik Market and Taylor Food Mart. The Company also retails motor fuels at some of its convenience stores under its proprietary brand name E-Z Serve and a number of major brands such as Citgo, Conoco, Texaco and Chevron. In addition to marketing motor fuels, company operated convenience stores are engaged in retail merchandising of traditional grocery and non-grocery lines associated with such stores.

E-Z Serve Corporation is incorporated in Delaware and maintains its principal corporate offices at 2550 North Loop West, Suite 600, Houston, Texas 77092; its telephone number is (713) 684-4300. Unless the context indicates otherwise, the term "the Company" as used herein should be understood to include subsidiaries of E-Z Serve Corporation and predecessor corporations.

                          USE OF PROCEEDS

    All of the shares of Common Stock offered hereby are being offered by the Selling Stockholders. The Company will not receive any proceeds from sales of Common Stock by the Selling Stockholders.

                        SELLING STOCKHOLDERS

    The following table sets forth: (i) the name and position of each of the Selling Stockholders as of the date of this Prospectus; (ii) the number of shares of Common Stock owned by each Selling Stockholder as of August 26, 1997; (iii) the number of shares of Common Stock covered by this Prospectus; and (iv) the amount and percentage of Common Stock to be owned by each Selling Stockholder after completion of this offering, assuming the sale of all shares of Common Stock covered by this Prospectus.


                            Shares of                Shares of Common
                            of Common                    Stock Owned
                              Stock                  After the Offering
                              as of                 Pursuant to the Plan
                           August 26,  Shares      ---------------------
  Name and Position         1997 (1)   Offered     Number    Percentage
-----------------------   -----------  ---------   ---------  ----------

Neil H. McLaurin           3,451,000    2,700,000   2,701,000     3.6%
  Chairman of the Board
  and Chief Executive
  Officer

Kathleen Callahan-Guion    2,000,000    1,500,000   1,500,000     2.0%
  President and
  Chief Operating Officer

John T. Miller             1,575,500    1,200,000   1,200,500     1.6%
  Senior Vice President,
  Chief Financial Officer
  and Secretary

Harold E. Lambert            200,000      150,000     150,000      *
  Vice President and
  Assistant Secretary

-----------------------
*  Less than 1%.


(1) Includes shares of Common Stock underlying options granted to the Selling Stockholders under the Plan and the Company's 1991 Stock Option Plan, whether or not exercisable as of, or within sixty days of August 26, 1997.


The preceding table reflects all Selling Stockholders who are eligible to reoffer and resell Common Stock, whether or not they have a present intent to do so. There is no assurance that any of the Selling Stockholders will sell any or all of the Common Stock offered by them hereunder. The inclusion in the foregoing table of the individuals named therein shall not be deemed to be an admission that any such individuals are "affiliates" of the Company.

    The Prospectus may be amended or supplemented from time to time to add or delete Selling Stockholders.


                           PLAN OF DISTRIBUTION

    The shares of Common Stock being sold by the Selling Stockholders are for their own accounts. The Company will not receive any of the proceeds from such sales of the Common Stock.

    The distribution of the Common Stock by the Selling Stockholders may be effected from time to time, in one or more transactions, at prices and upon terms then obtainable on the American Stock Exchange, at prices related to the prevailing market prices, at negotiated prices or otherwise. In the event that one or more brokers or dealers sells Common Stock, it may do so by purchasing Common Stock as principal or by selling the Common Stock as agent. If sales are made through brokers or dealers, commissions and fees will be paid accordingly by the Selling Stockholders.


                             LEGAL MATTERS

    The validity of the Common Stock offered hereby has been passed upon for the Company by Bracewell & Patterson, L.L. P., Houston, Texas.


                                EXPERTS

    The financial statements of the Company as of December 29, 1996 and December 31, 1995 and for the fifty-two week period ended December 29, 1996, the fifty-three week period ended December 31, 1995 and the fifty-two week period ended December 25, 1994, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                             SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, E-Z Serve Corporation certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Houston, State of Texas, on August 26, 1997.


                                  E-Z SERVE CORPORATION
                                  By:  /s/  Neil H. McLaurin
                                      ----------------------------
                                      Neil H. McLaurin
                                      Chairman of the Board
                                      and Chief Executive Officer


    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


    Signature                    Title                       Date
---------------------------  -------------------------   ---------------
/s/ Neil H. McLaurin         Director, Chairman of       August 26, 1997
--------------------         the Board and
Neil H. McLaurin             Chief Executive Officer


/s/ John T. Miller           Senior Vice President,      August 26, 1997
--------------------         Chief Financial Officer
John T. Miller               and Secretary


/s/ Donald D. Beane          Director                    August 26, 1997
--------------------
Donald D. Beane


/s/ John M. Sallay           Director                    August 26, 1997
--------------------
John M. Sallay


/s/ John R. Schoemer         Director                    August 26, 1997
--------------------
John R. Schoemer


/s/ Larry J. Taylor          Director                    August 26, 1997
--------------------
Larry J. Taylor


/s/ Paul Thompson, III       Director                    August 26, 1997
----------------------
Paul Thompson, III

                            EXHIBIT INDEX

Exhibit
Number              Description of Exhibit
-------             ----------------------

*5 Opinion of Bracewell & Patterson, L.L.P. regarding the legality of the shares of Common Stock covered by this Registration Statement.

*23.1 Consent of Bracewell & Patterson, L.L.P. (included in their opinion filed as Exhibit 5 to this Registration Statement).

*23.2 Consent of KPMG Peat Marwick, independent accountants to the Company.

99.1 Amended and Restated 1994 Stock Option Plan of E-Z Serve Corporation - incorporated by reference from Exhibit 4.2 of the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 1996.

--------------------
* filed herewith

                                                              EXHIBIT 5


August 26, 1997


E-Z Serve Corporation
2550 North Loop West, Suite 600
Houston, Texas 77092

Gentlemen:

We have acted as counsel to E-Z Serve Corporation, a Delaware corporation (the "Company"), in connection with the proposed issuance by the Company of up to an additional 1,250,000 shares (the "Shares") of Common Stock, $.01 par value per share, upon the exercise of options granted to employees and directors of the Company pursuant to the terms of the Company's Amended and Restated 1994 Stock Option Plan (the "Plan"). The Company has filed with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended, a Registration Statement on Form S-8 for the Shares (the "Registration Statement").

We have examined originals or copies of (i) the Amended and Restated Certificate of Incorporation of the Company, (ii) the Bylaws of the Company, as amended, (iii) the Plan, (iv) certain resolutions of the Board of Directors of the Company, and (v) such other documents and records as we have deemed necessary and relevant for purposes hereof.
In addition, we have relied on certificates of officers of the Company and certificates and telegrams of public officials as to certain matters of fact relating to this opinion and have made such investigations of law as we have deemed necessary and relevant as a basis hereof.

We have assumed the genuineness of all signatures, the authenticity of all documents, certificates and records submitted to us as originals, the conformity to original documents, certificates and records of all documents, certificates and records submitted to us as copies, and the truthfulness of all statements of fact contained therein.

Based upon the foregoing and subject to the limitations and assumptions set forth herein and having due regard for such legal considerations as we deem relevant, we are of the opinion that:

1. The Company is duly incorporated, validly existing and in good standing under the laws of the State of Delaware.

2. The Shares have been duly and validly authorized and when issued and paid for in accordance with the terms of the Plan, for a consideration at least equal to the par value thereof, will be validly issued, fully paid and nonassessable.

We hereby consent to the filing of this opinion with the Commission as
Exhibit 5 to the Registration Statement and to the use of our name therein.

                                 Very truly yours,


                                 Bracewell & Patterson, L.L.P.

                                                       EXHIBIT 23.2

                   INDEPENDENT AUDITOR'S CONSENT


We consent to incorporation by reference in the Registration Statement (No. 333-79420) on Form S-8 of E-Z Serve Corporation and in the related Prospectus of our report dated March 27, 1997 with respect to the consolidated balance sheets of E-Z Serve Corporation and subsidiaries as of December 29, 1996 and December 31, 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows and related schedules for the fifty-two week period ended December 29, 1996, the fifty-three week period ended December 31, 1995 and the fifty-two week period ended December 25, 1994, which report appears in the Form 10-K of E-Z Serve Corporation dated December 29, 1996.

We consent to the reference to our firm under the heading "Experts" in the Prospectus.


                                   KPMG Peat Marwick


August 26, 1997